Exhibit 99.1
The following information on this Exhibit 99.1 to the Annual Report on Form 10-K of Sally Beauty Holdings, Inc. (the “Company”) is incorporated by reference from the Company’s Final Proxy Statement/Prospectus—Information Statement (File No. 333-136259), filed with the SEC pursuant to Rule 424(b)(3) on October 13, 2006:
          “Compensation of Executive Officers of New Sally”:
•	“Stock Option Grants”

•	“Stock Option Exercises”

•	“Long-Term Incentive Awards”

•	”Employment Contracts, Termination of Employment and Change in Control Agreements”
          “The Transactions”:
•	“Interests of Certain Persons in the Transactions—Termination Agreements”

COMPENSATION OF EXECUTIVE OFFICERS OF NEW SALLY
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Stock Option Grants
     The following table contains information relating to the Alberto-Culver stock option grants made during the fiscal year ended September 30, 2006 to the New Sally named executive officers. The options are subject to the terms of the 2003 ACSOP. In connection with the transaction, options to purchase Alberto-Culver common stock that are outstanding immediately prior to the holding company merger will be converted into fully exercisable options to purchase New Sally common stock and such options that are held by the New Sally employees, including the New Sally named executive officers, will be adjusted in connection with the transactions.
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OPTION GRANTS IN FISCAL YEAR 2006

	Individual Grants
		Percent of
	Number of	Total			Potential Realizable Value at
	Securities	Options			Assumed Annual Rates of
	Underlying	Granted to			Stock Price Appreciation
	Options	Employees	Exercise		for
	Granted(1)	in Fiscal	price	Expiration	Option Term(3)
Name	(#)	Year(2)	($/sh)	Date	5%($)	10%($)
Gary G. Winterhalter	50,000	3.2%	$44.40	9/30/2015	$1,396,146	$3,538,108
W. Richard Dowd	12,000	0.8%	$44.40	9/30/2015	$335,075	$849,146
John R. Golliher	6,400	0.4%	$44.40	9/30/2015	$178,707	$452,878
Bennie L. Lowery	16,000	1.0%	$44.40	9/30/2015	$446,767	$1,132,195
Gary T. Robinson	12,000	0.8%	$44.40	9/30/2015	$335,075	$849,146

(1)	All of these options were granted on October 1, 2005. Options are non-qualified and granted under the 2003 ACSOP. All options have a maximum term of ten years from the date of grant and an exercise price per share equal to the fair market value of a share of common stock on the date of grant. Generally, options become exercisable on a cumulative basis in four equal annual increments, commencing one year after the date of grant. The Alberto-Culver compensation and leadership development committee may accelerate the exercisability of any options subject to such terms and conditions as it deems necessary and appropriate. If a participant retires, all options (a) vested at the time of retirement may be exercised for a period of two years following retirement and (b) unvested at the time of retirement may be exercised as they become vested under the regular vesting schedule for a period of five years from the date of grant, but in each case not after their stated expiration date. Retirement will be reached when a participant’s employment terminates and at the time of such termination the sum of the participant’s age and years of service with the company equals or exceeds 75 years. In the event of a change in control, as defined in the 2003 ACSOP, all outstanding options will immediately become fully vested. In certain circumstances, outstanding stock option awards may become options to purchase shares of the acquiring corporation, and in certain other circumstances, outstanding stock option awards may be cancelled in exchange for a cash payment.

(2)	The percentages were calculated by taking the number of options granted to the New Sally named executive officer and dividing that number by the total number of options granted to all employees of Alberto-Culver.

(3)	The dollar amounts in these columns assume that the market price per share of common stock appreciates in value from the date of grant to the expiration date of the option at the annualized rates indicated. These rates are set by the SEC and are not intended to forecast possible future appreciation, if any, of the price of common stock.
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Stock Option Exercises
The following table contains information relating to the exercise of options to purchase Alberto-Culver common stock by the New Sally named executive officers during the fiscal year ended September 30, 2006, as well as the number and value of their unexercised in-the-money options to purchase Alberto-Culver common stock as of September 30, 2006.
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

				Value of
			Number of Securities	Unexercised
			Underlying	In-The-Money
			Unexercised	Options
			Options at Fiscal	at Fiscal Year-
	Shares		Year-End	End(1)
	Acquired on	Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Gary G. Winterhalter	16,875	$376,819	76,800/67,300	$833,311/479,256
W. Richard Dowd	15,750	$385,025	32,075/17,675	$391,830/127,711
John R. Golliher	16,575	$252,370	8,350/9,675	$81,018/70,158
Bennie L. Lowery	0	$0	37,300/24,113	$538,023/174,894
Gary T. Robinson	12,137	$244,531	25,188/17,675	$279,067/127,711

(1)	Based on the respective average of the high and low trading price of Alberto-Culver common stock ($50.60 per share) on September 29, 2006, the last trading day of the fiscal year.
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Long-Term Incentive Awards
The following table contains information relating to the grant of performance units under the Alberto-Culver SVIP during the fiscal year ended September 30, 2006 to the New Sally named executive officers.
LONG-TERM INCENTIVE PLAN
AWARDS IN LAST FISCAL YEAR

	Number of		Estimated Future Payouts Under
	Shares, Units	Performance or	Non-Stock Price-Based Plans
	or Other	Other Period Until
	Rights	Maturation or	Threshold		Maximum
Name	(#)(1)	Payout	($)	Target ($)	($)
Gary G. Winterhalter	250	3 years	$62,500	$250,000	$500,000
W. Richard Dowd	70	3 years	$17,500	$70,000	$140,000
John R. Golliher	30	3 years	$7,500	$30,000	$60,000
Bennie L. Lowery	90	3 years	$22,500	$90,000	$180,000
Gary T. Robinson	70	3 years	$17,500	$70,000	$140,000

(1)	Awards under the Alberto-Culver SVIP are made in the form of performance units, each unit having a payout value of $250 if the threshold performance level is attained, $1,000 if the target performance level is attained and $2,000 if the maximum performance level is attained. Units will have no value if the threshold performance level is not attained. In the event of a change in control, payouts of awards may be reduced (but not below zero) under certain circumstances, so as not to constitute “excess parachute payments” within the meaning of the Internal Revenue Code.

Performance units were granted at the beginning of fiscal year 2006 for the three-year performance period ending September 30, 2008. At the time the performance units were granted, the Alberto-Culver compensation and leadership development committee established objectives for such three-year performance period based on the percentile ranking of the total stockholder return of the Alberto-Culver common stock among the total stockholder returns of the companies comprising the Standard & Poor’s 500 Index. Participants may elect to receive cash or all or a portion of their award, less applicable withholding taxes, in common stock. Participants owning shares of Alberto-Culver common stock having a dollar value below the ownership guidelines established by the Alberto-Culver compensation and leadership development committee will be required to take at least 50% of their award, less applicable withholding taxes, in common stock. For grants made after April 28, 2005, participants owning shares of Alberto-Culver common stock having a dollar value below the ownership guidelines established by the Alberto-Culver compensation and leadership development committee will be required to take 100% of their award, less applicable withholding taxes, in common stock. In the event of a change in control, as defined in the Alberto-Culver SVIP, all or a pro-rata portion of the outstanding performance units, based on the number of fiscal years of each performance period that have elapsed and the total Alberto-Culver stockholder return for the Alberto-Culver common stock as of the date of the change in control compared to the total stockholder return of the companies comprising the index chosen for each such performance period by the Alberto-Culver compensation and leadership development committee from among those indexes specified in the Alberto-Culver SVIP (“Applicable Index”) as of the end of the last quarter for which such information is available, will become payable in cash within 30 days following such change in control, subject to any reduction of such payment pursuant to the preceding paragraph. If at least six full calendar months of any fiscal year have elapsed, the entire fiscal year shall be deemed to have elapsed.

No payout will be made if Alberto-Culver’s total stockholder return compared to the total stockholder return of companies comprising the Applicable Index would rank it at less than the 40th percentile. The Alberto-Culver compensation and leadership development committee may reduce or eliminate any award otherwise payable if Alberto-Culver’s total stockholder return for the applicable performance period is negative.
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Employment Contracts, Termination of Employment and Change in Control Arrangements
     Messrs. Winterhalter, Dowd, Lowery, Robinson and certain other New Sally executive officers are parties to severance agreements with Alberto-Culver that provide payments and benefits if such officer’s employment terminates under the circumstances set forth in their severance agreement within two years after a change in control. In connection with the execution of the investment agreement these New Sally executive officers entered into termination agreements providing that the transactions are not a change in control for the purposes of their severance agreements, that their severance agreements will terminate immediately before completion of the transactions and providing certain benefits described under “The Transactions—Interests of Certain Persons in the Transactions” beginning on page 88. Following completion of the transactions, the New Sally named executive officers will enter into severance agreements with New Sally that are described under “The Transactions—Interests of Certain Persons in the Transactions” beginning on page 88.
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THE TRANSACTIONS
Interests of Certain Persons in the Transactions
     Termination Agreements. In connection with the transactions described above, on June 18, 2006, (i) Alberto-Culver entered into a termination agreement with Mr. Bernick and (ii) Alberto-Culver and Sally Holdings entered into a termination and consulting agreement with Mr. Renzulli. The description of these agreements below is subject to, and qualified by reference to, the agreements filed herewith and incorporated herein by reference.
     The termination agreement with Mr. Bernick provides that at the time of the distributions, Mr. Bernick will cease being Chief Executive Officer and a director of Alberto-Culver (and, if the time of the distributions occurs after December 31, 2006, will cease being an employee of Alberto-Culver). The termination agreement also provides that Mr. Bernick acknowledges that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of his severance agreement and that his severance agreement will terminate immediately prior to the time of the distributions. Following the time of the distributions, Mr. Bernick will receive pursuant to the termination agreement,
•	a lump sum payment of $6,723,200 in respect of his waiver of his severance agreement; and

•	a lump sum payment of $2,660,000 as a retirement bonus.
     The termination agreement also provides that Alberto-Culver will:
•	for 36 months after the time of the distributions, continue to provide Mr. Bernick with certain medical benefits (and thereafter permit Mr. Bernick to continue for his lifetime certain medical benefits with Alberto-Culver at his cost);

•	reimburse Mr. Bernick for up to $25,000 of legal fees and expenses incurred in connection with the negotiation and execution of his termination agreement.
     Finally, the termination agreement provides that if the time of the distributions occurs prior to December 31, 2006, Mr. Bernick will
•	remain an employee of Alberto-Culver until such date, with salary and bonus opportunities consistent to those in place for him prior to the time of the distributions and other benefits; and

•	receive, following December 31, 2006, a payment equal to any additional amounts that would have been allocated to his account under Alberto-Culver’s Executive Deferred Compensation Plan had he remained an employee through January 31, 2007.
     The termination and consulting agreement with Mr. Renzulli provides that at the time of the distributions, Mr. Renzulli’s employment with Alberto-Culver will terminate. The termination agreement also provides that Mr. Renzulli acknowledges that the transactions under the investment agreement and other transaction agreements are not a Change in Control for purposes of his severance agreement and that his severance agreement will terminate immediately prior to the time of the distributions. Following the time of the distributions, Mr. Renzulli will receive pursuant to the termination and consulting agreement:
•	from Sally Holdings a lump sum payment of $3,641,034 in respect of his waiver of his severance agreement; and

•	from Alberto-Culver a lump sum payment approximately equal to the amount he would have received in salary, bonus and additional contributions to the Alberto-Culver Executive Deferred Compensation Plan had he remained employed through January 31, 2007.
     The termination and consulting agreement also provides that for 36 months after the time of the distributions, Sally Holdings will continue to provide Mr. Renzulli with certain medical benefits (and thereafter permit Mr. Renzulli to continue for his lifetime certain medical benefits with Sally Holdings at his cost). Finally, the termination and consulting agreement provides that Mr. Renzulli will, for a period of three years following the time of the distributions, be available to provide consulting services to the executive management of Sally Holdings and its affiliates for up to a total of 20 days per calendar year. Sally Holdings shall pay Mr. Renzulli $500,000 per year for providing these services.

     In addition, Alberto-Culver and Sally Holdings entered into a termination agreement with Mr. Winterhalter, President of Sally Holdings. The termination agreement with Mr. Winterhalter acknowledges that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of his severance agreement. In consideration for Mr. Winterhalter entering into the agreement, he will be entitled to specified benefits if between June 19, 2006 and the second anniversary of the transactions his employment is terminated by Sally Holdings without “cause” or by Mr. Winterhalter for “good reason”. In the event of an eligible termination, Sally Holdings will:
•	pay to Mr. Winterhalter a lump sum payment equal to two times his current salary plus two times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Winterhalter in respect of the five fiscal years of Alberto-Culver or Sally Holdings immediately preceding the fiscal year in which the date of termination occurs provided that the multiple will be increased to 2.99 times these amounts if the termination occurs after the effective time of the distributions, which payments as of September 30, 2006, would be an amount equal to $2,096,000 and $3,133,520, respectively;

•	for 18 months subsequent to the termination of employment, continue to provide Mr. Winterhalter with specified medical benefits, subject to specified conditions; and

•	provide outplacement services to the extent such services do not exceed $12,000 and are not provided more than one year following the termination of his employment.
     Under Mr. Winterhalter’s termination agreement, “cause” is defined as either of the following:
•	a material breach of his duties and responsibilities which do not differ in any material respect from duties and responsibilities in effect prior to the date of the agreement, which is demonstrably willful and deliberate and which is committed in bad faith or without reasonable belief that such breach is in the best interests of Alberto-Culver or Sally Holdings, and which is not remedied in a reasonable period of time after receipt of written notice specifying such breach; or

•	the commission by the executive of a felony involving moral turpitude.
and “good reason” means the occurrence of any of the following, without Mr. Winterhalter’s consent, during the period beginning on the date of the termination agreement and ending on the second anniversary of completion of the transactions unless such circumstances are corrected within the 15-day period following delivery to Sally Holdings and its parent company of Mr. Winterhalter’s notice of intention to terminate his employment for “good reason”:
•	certain material adverse changes in Mr. Winterhalter’s duties, responsibilities, positions or status;

•	a change in Mr. Winterhalter’s reporting responsibilities;

•	a reduction in Mr. Winterhalter’s annual base salary;

•	any requirement that Mr. Winterhalter relocate by more than 20 miles; or

•	the failure of Sally Holdings or its affiliates to (i) provide welfare benefits, (ii) provide fringe benefits, (iii) provide paid vacation or (iv) reimburse Mr. Winterhalter promptly for all reasonable employment expenses incurred by him, in accordance with, in each case, the plans, practices, programs and policies as in effect generally at any time with respect to other peer executives of Sally Holdings.
     In addition, under Mr. Winterhalter’s termination agreement, Sally Holdings and New Sally are obligated to enter into a new severance agreement with Mr. Winterhalter upon completion of the transactions which provides for certain severance benefits if within two years after a change in control of New Sally, he is terminated by New Sally without cause or terminates his employment for good reason. Upon such termination, Mr. Winterhalter would be entitled (subject to reduction to the extent necessary to avoid imposition of the Internal Revenue Code Section 4999 golden parachute excise tax) to:
•	accrued base salary and a prorated annual bonus through the date of termination, and any compensation previously deferred;

•	a lump sum payment equal to 2.99 times Mr. Winterhalter’s current salary plus 2.99 times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Winterhalter in respect of the five fiscal years of Alberto-Culver or Sally Holdings immediately preceding the fiscal year in which the date of termination occurs, which payment as of September 30, 2006 would be an amount equal to $3,133,520; and

•	continued coverage under all medical, accident, disability and life insurance plans for a period of 24 months, with the same level of coverage as is in effect prior to the date of termination or as is in effect for other peer executives, and with the same cost allocation between Mr. Winterhalter and Sally Holdings as in effect prior to the date of termination.
     In addition, Alberto-Culver entered into similar termination agreements with certain other officers of Sally Holdings and its subsidiaries, which provide that if, during the period from June 19, 2006 to the date two years after completion of the transactions, the executive is terminated without “cause” or the executive terminates his employment for “good reason,” the executive will be entitled to specified severance benefits described therein, in exchange for the officer’s acknowledgement that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of their severance agreements. Under these agreements, “good reason” is limited to a reduction in base salary or a relocation of principal office location by more than 20 miles and “cause” is as defined in Mr. Winterhalter’s agreement. These termination agreements also obligate New Sally to enter into new severance agreements with these officers that would provide benefits on a future change in control of New Sally. The severance agreements are similar to the severance agreement described above for Mr. Winterhalter, except that the severance amounts range from 1.49 to 2.49 times each officer’s current salary and average annual bonus over the last five years and the benefit plan coverage continues for a period of 24 months, depending on the officer.
     The foregoing descriptions of the termination agreements with Messrs. Bernick, Renzulli and Winterhalter are subject to, and qualified in their entirety by reference to, the complete text of the agreements. The termination agreements with Messrs. Renzulli, Bernick, and Winterhalter as well as the form of termination agreements described above are attached as exhibits to the Registration Statement of which this proxy statement/prospectus-information statement is a part and are incorporated herein by reference.
     Each of the termination agreements (including Mr. Renzulli’s termination and consulting agreement) described above will terminate if the investment agreement and other transaction documents are terminated prior to completion of the transactions that they contemplate.
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